UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2023, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

Incorporation by Reference

This Report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-270582) and Form F-3 (File No. 333-263910) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

* Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ Alexander Gersh
Name:	Alexander Gersh
Title:	Chief Financial Officer

Date: November 14, 2023

TABLE OF CONTENTS

1.	Condensed Consolidated Interim Financial Statements (Unaudited) – September 30, 2023	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)

(Unaudited)

(U.S. dollars in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Revenue	$396,410	$365,988	$1,186,597	$1,112,569
Cost of services (excluding depreciation and amortization)	164,077	151,810	489,630	457,900
Selling, general and administrative	121,195	132,250	383,106	397,527
Depreciation and amortization	67,074	66,088	197,046	199,096
Impairment expense on goodwill and intangible assets	—	4,036	275	1,886,223
Restructuring and other costs	835	6,443	4,165	60,636
Loss on disposal of subsidiary and other assets, net	—	699	—	1,359
Operating income / (loss)	43,229	4,662	112,375	(1,890,172)
Other income, net	9,661	38,230	19,584	97,863
Interest expense, net	(38,421)	(34,631)	(112,639)	(89,013)
Income / (loss) before taxes	14,469	8,261	19,320	(1,881,322)
Income tax expense / (benefit)	17,018	7,283	27,442	(52,749)
Net (loss) / income	$(2,549)	$978	$(8,122)	$(1,828,573)
Less: net income attributable to non-controlling interest	—	—	—	371
Net (loss) / income attributable to the Company	$(2,549)	$978	$(8,122)	$(1,828,944)

Net (loss) / income per share attributable to the Company – basic	$(0.04)	$0.02	$(0.13)	$(30.24)
Net (loss) / income per share attributable to the Company – diluted	$(0.04)	$0.02	$(0.13)	$(30.24)

Net (loss) / income	$(2,549)	$978	$(8,122)	$(1,828,573)
Other comprehensive (loss) / income, net of tax of $0:
(Loss) / gain on foreign currency translation	(8,853)	(33,532)	1,525	(55,660)
Total comprehensive loss	$(11,402)	$(32,554)	$(6,597)	$(1,884,233)
Less: comprehensive income attributable to non-controlling interest	—	—	—	371
Total comprehensive loss attributable to the Company	$(11,402)	$(32,554)	$(6,597)	$(1,884,604)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$226,451	$260,219
Customer accounts and other restricted cash	1,291,662	1,866,976
Accounts receivable, net of allowance for credit losses of $5,496 and $10,558, respectively	163,430	159,324
Settlement receivables, net of allowance for credit losses of $5,126 and $5,398, respectively	140,273	147,774
Prepaid expenses and other current assets	103,434	60,810
Total current assets	1,925,250	2,495,103
Deferred tax assets	104,538	104,538
Property, plant and equipment, net	18,563	11,947
Operating lease right-of-use assets	25,473	35,509
Derivative asset	16,053	17,321
Intangible assets, net	1,188,622	1,291,458
Goodwill	1,990,603	1,999,132
Other assets – non-current	4,271	2,048
Total assets	$5,273,373	$5,957,056

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$225,003	$241,529
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,464,102	1,997,867
Operating lease liabilities – current	8,625	7,953
Income taxes payable	—	11,325
Contingent and deferred consideration payable – current	10,639	18,171
Liability for share-based compensation – current	2,543	11,400
Total current liabilities	1,721,102	2,298,435
Non-current debt	2,504,498	2,633,269
Operating lease liabilities – non-current	20,165	29,913
Deferred tax liabilities	136,132	118,791
Warrant liabilities	2,264	3,094
Liability for share-based compensation – non-current	2,927	4,942
Contingent and deferred consideration payable – non-current	8,378	8,975
Total liabilities	4,395,466	5,097,419
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.012 par value; 1,600,000,000 shares authorized; 61,652,633 shares issued and outstanding as of September 30, 2023 and 60,788,816 shares issued and outstanding as of December 31, 2022	740	730
Additional paid in capital	3,161,283	3,136,426
Accumulated deficit	(2,247,565)	(2,239,443)
Accumulated other comprehensive loss	(36,551)	(38,076)
Total shareholders' equity	877,907	859,637
Total liabilities and shareholders' equity	$5,273,373	$5,957,056

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total Shareholders' equity
January 1, 2023	$730	$3,136,426	$(2,239,443)	$(38,076)	$859,637
Net loss	-	-	(3,808)	-	(3,808)
Gain on foreign currency translation, net of tax of $0	-	-	-	2,174	2,174
Restricted stock units issued	6	(6)	-	-	—
Share-based compensation	-	2,925	-	-	2,925
Conversion of liability classified award to equity (Note 10)	-	6,276	-	-	6,276
Contribution from Topco (Note 10)	-	3,707	-	-	3,707
March 31, 2023	$736	$3,149,328	$(2,243,251)	$(35,902)	$870,911
Net loss	-	-	(1,765)	-	(1,765)
Gain on foreign currency translation, net of tax of $0	-	-	-	8,204	8,204
Restricted stock units issued	4	(4)	-	-	-
Share-based compensation	-	6,814	-	-	6,814
June 30, 2023	$740	$3,156,138	$(2,245,016)	$(27,698)	$884,164
Net loss	-	-	(2,549)	-	(2,549)
Loss on foreign currency translation, net of tax of $0	-	-	-	(8,853)	(8,853)
Shares issued upon warrants exercised	0	5	-	-	5
Restricted stock units issued	0	0	-	-	-
Share-based compensation	-	5,140	-	-	5,140
September 30, 2023	$740	$3,161,283	$(2,247,565)	$(36,551)	$877,907

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2022	$723	$2,949,654	$(376,788)	$(3,825)	$2,569,764	$138,005	$2,707,769
Net (loss) / income	-	-	(1,171,183)	-	(1,171,183)	371	(1,170,812)
Gain on foreign currency translation, net of tax of $0	-	-	-	14,396	14,396	-	14,396
Shares issued upon warrants exercised	1	2	-	-	3	-	3
Restricted stock units issued	1	(1)	-	-	-	-	—
Share-based compensation	-	11,593	-	-	11,593	-	11,593
Capital contribution	-	38,295	-	-	38,295	(38,295)	—
March 31, 2022	$725	$2,999,543	$(1,547,971)	$10,571	$1,462,868	$100,081	$1,562,949
Net loss	-	-	(658,739)	-	(658,739)	-	(658,739)
Loss on foreign currency translation, net of tax of $0	-	-	-	(36,524)	(36,524)	-	(36,524)
Restricted stock units issued	2	(2)	-	-	-	-	—
Share-based compensation	-	11,406	-	-	11,406	-	11,406
June 30, 2022	$727	$3,010,947	$(2,206,710)	$(25,953)	$779,011	$100,081	$879,092
Net income	-	-	978	-	978	-	978
Loss on foreign currency translation, net of tax of $0	-	-	-	(33,532)	(33,532)	-	(33,532)
Restricted stock units issued	-	-	-	-	-	-	—
Share-based compensation	-	12,418	-	-	12,418	-	12,418
September 30, 2022	$727	$3,023,365	$(2,205,732)	$(59,485)	$758,875	$100,081	$858,956

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30,
	2023	2022
Cash flows from operating activities
Net loss	$(8,122)	$(1,828,573)
Adjustments for non-cash items:
Depreciation and amortization	197,046	199,096
Unrealized foreign exchange loss / (gain)	4,907	(49,319)
Deferred tax expense / (benefit)	17,453	(64,165)
Interest expense, net	5,392	25,393
Share-based compensation	23,061	45,248
Other income, net	(19,828)	(40,559)
Impairment expense on goodwill and intangible assets	275	1,886,223
Allowance for credit losses and other	13,857	24,792
Loss on disposal of subsidiary and other assets, net	—	1,359
Non-cash lease expense	6,686	5,505
Movements in working capital:
Accounts receivable, net	(15,857)	(24,046)
Prepaid expenses, other current assets and related party receivables	(1,332)	(21,772)
Settlement receivables, net	2,090	(10,581)
Accounts payable and other liabilities	(26,623)	29,194
Funds payable and amounts due to customers	(529,888)	1,210,744
Income tax payable and receivable	(24,485)	(15,320)
Net cash flows (used in) / provided by operating activities	(355,368)	1,373,219
Cash flows in investing activities
Purchase of property, plant & equipment	(12,129)	(2,637)
Purchase of merchant portfolios	(26,749)	(38,347)
Purchase of other intangible assets	(69,393)	(67,056)
Acquisition of businesses, net of cash acquired	—	(424,722)
Net cash outflow on disposal of subsidiary	—	(826)
Receipts under derivative financial instruments	7,520	—
Cash outflow for merchant reserves	(24,400)	—
Other investing activities, net	(410)	—
Net cash flows used in investing activities	(125,561)	(533,588)
Cash flows from financing activities
Cash settled equity awards	(484)	(154)
Proceeds from exercise of warrants	5	3
Repurchases of shares withheld for taxes	(7,857)	—
Repurchases of borrowings	(124,344)	(31,365)
Proceeds from loans and borrowings	90,138	86,246
Repayments of loans and borrowings	(68,592)	(130,672)
Payment of debt issuance costs	—	(6,261)
Payments under derivative financial instruments, net	—	(1,305)
Proceeds under line of credit	675,000	571,600
Repayments under line of credit	(675,000)	(565,600)
Contingent consideration received	—	2,621
Contingent and deferred consideration paid	(9,210)	(16,717)
Net cash flows used in financing activities	(120,344)	(91,604)
Effect of foreign exchange rate changes	(7,809)	(284,334)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(609,082)	$463,693
Cash and cash equivalents, including customer accounts and other restricted cash, at beginning of the period	2,127,195	1,971,718
Cash and cash equivalents, including customer accounts and other restricted cash, at end of period	$1,518,113	$2,435,411

	Nine months ended September 30,
	2023	2022
Supplemental cash flow disclosures:
Cash paid for interest	$107,247	$63,620
Cash paid for income taxes, net	$34,474	$26,737

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Nine months ended September 30,
	2023	2022
Cash and cash equivalents	$226,451	$220,191
Customer accounts and other restricted cash, net	1,291,662	2,215,220
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,518,113	$2,435,411

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(U.S. dollars in thousands, except per share data)

1. Basis of presentation and summary of significant accounting policies

Description of the Business

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of effectuating the merger (the "Transaction") with Foley Trasimene Acquisition Corp. II (“FTAC”), a special purpose acquisition company that completed its Initial Public Offering (“IPO”) in August 2020, and Pi Jersey 1.5 Limited ("Legacy Paysafe").

In connection with the Transaction, which was consummated on March 31, 2021, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively. Subsequent to the Transaction, Pi Jersey Topco Limited (“Topco”), funds advised by affiliates of CVC Capital Partners (such funds collectively, "CVC") and The Blackstone Group Inc. ("Blackstone") continue to retain ownership in the Company.

In 2022, we revised our reportable segments, which are the same as our operating segments, as a result of a change in our Chief Operating Decision Maker (“CODM”) and how our CODM regularly reviews financial information to allocate resources and assess performance. Our new reportable segments are Merchant Solutions and Digital Wallets. Merchant Solutions includes the previous US Acquiring segment along with the Integrated eCommerce Solutions (“IES”) business that was previously part of the Digital Commerce segment. The prior year information has been recast to reflect this change.

Reverse Stock Split ("RSS")

On December 12, 2022, we effected a 1-for-12 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each issued and outstanding share of our common stock, and the per share exercise price of and number of shares of our common stock underlying our outstanding equity awards, were automatically proportionally adjusted based on the 1-for-12 Reverse Stock Split ratio. No fractional shares of common stock were issued in connection with the reverse stock split, and all such fractional interests were rounded up to the nearest whole number.

Except as otherwise provided herein, all share and per-share amounts of our common stock, equity awards, warrants and other outstanding equity rights have been adjusted to give effect to the Reverse Stock Split for all periods presented. The Reverse Stock Split amended the par value of our common stock to $0.012 per share, but did not modify any voting rights or other terms of our common stock.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and the comparative financial information for the three and nine months ended September 30, 2022 and for the year ended December 31, 2022 include the accounts of the Company, and its subsidiaries, based upon information of Paysafe Limited.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022 on Form 20-F filed on March 15, 2023.

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023 or any other interim period.

Disaggregation of Revenue

The Company provides payment solutions through two primary lines of business: Merchant Solutions and Digital Wallets. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at the segment level (See Note 14).

We do not have any material contract balances associated with our contracts with customers as of September 30, 2023 and December 31, 2022. The Company has applied the practical expedient to exclude disclosure of remaining performance obligations, as the Company's contracts typically have a term of one year or less.

Significant accounting policies

Effective January 1, 2023, we began to self-insure for certain losses related to United States employee medical and prescription drug benefit claims, a portion of which is paid by employees. We hold specific and aggregate excess loss insurance benefit coverage to limit significant exposure to these claims. Self-insured liabilities and related expenses are based upon actual claims filed and an estimated liability of claims incurred but not reported (“IBNR”). The liabilities are actuarially determined based primarily on our historical claims activity, claims payment patterns, and medical cost trends. In addition, we record receivables for amounts expected to be reimbursed for payments made in excess of stop-loss coverage.

The self-insurance liability represents the best estimate of future payments to be made on reported and unreported losses as of September 30, 2023. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liabilities may change. As of September 30, 2023, the self-insurance liability was not material and no receivables were recorded for payments in excess of our self-insured levels.

There have been no material changes in our significant accounting policies during the nine months ended September 30, 2023 except as noted above. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2022 on Form 20-F filed on March 15, 2023.

Recent Accounting Pronouncements

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update apply only to contracts, hedging relationships, and other transactions that reference London Inter-bank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022 for which an entity has elected certain optional expedients and which are retained through the end of the hedging relationship. The amendments in this update also include a general principle that permits an entity to consider contract modifications due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. If elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions within the relevant ASC Topic or Industry Subtopic that contains the guidance that otherwise would be required to be applied. The amendments in this update were effective upon issuance and could be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. Our exposure to LIBOR is limited to our Term Loan Facility (USD), Revolving Credit Facility (USD) and derivative instruments.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848), which defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

The Company has applied the optional expedient in the standard to the debt amendment dated April 13, 2023, and the derivative instrument with the changes in rate accounted for prospectively (See Note 7 and 8).

Business Combinations

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This update improves the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to 1) recognition of an acquired contract liability and 2) payment terms and their effect on subsequent revenue recognized by the acquirer. This guidance will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and is applied prospectively to acquisitions occurring after the effective date. The Company adopted this new guidance effective January 1, 2023. This new guidance did not have an impact on our interim unaudited consolidated financial statements.

Supplier Finance Programs

In September 2022, the FASB issued ASU No. 2022-04 Liabilities - Supplier Finance Programs. This update enhances transparency about an entity’s use of supplier finance programs. The buyer in a supplier finance program is required to disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a roll-forward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments in this update will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, except for the amendment on roll-forward information which is effective for fiscal years beginning after December 31, 2023. Early adoption is permitted. The Company adopted this new guidance, with the exception of the roll-forward information, effective January 1, 2023. This new guidance did not have a material effect on our consolidated financial statements. As of September 30, 2023, the Company did not have any supplier finance arrangements.

Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

In June 2022, the FASB issued ASU 2022-03, which amends Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This amendment clarifies guidance for fair value measurement of an equity security subject to a contractual sale restriction and establishes new disclosure requirements for such equity securities. This amendment is effective for fiscal years beginning after December 15, 2023 and for interim periods within those fiscal years, with early adoption permitted. This new guidance is not expected to have an impact on our consolidated financial statements.

2. Net loss per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to the Company.

The Company uses the treasury stock method of calculating diluted net loss per share attributable to the Company. For the three and nine months ended September 30, 2023 and 2022, we excluded all potentially dilutive restricted stock units, stock options, warrants and LLC units in calculating diluted net loss per share attributable to the Company as the effect was antidilutive. In the fourth quarter of 2022, the Company was notified that 100% of the LLC Units were surrendered by the FTAC Founder and were subsequently canceled.

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Numerator
Net (loss) / income attributable to the Company - basic	$(2,549)	$978	$(8,122)	$(1,828,944)
Net (loss) / income attributable to the Company - diluted	$(2,549)	$978	$(8,122)	$(1,828,944)

Denominator
Weighted average shares – basic	61,623,820	60,592,461	61,349,985	60,471,705
Weighted average shares – diluted	61,623,820	60,662,734	61,349,985	60,471,705

Net (loss) / income per share attributable to the Company
Basic	$(0.04)	$0.02	$(0.13)	$(30.24)
Diluted	$(0.04)	$0.02	$(0.13)	$(30.24)

3. Taxation

We account for income taxes in interim periods pursuant to the provisions of ASC 740, Income Taxes. Under this method, our provision for or benefit from income taxes is computed by applying an estimated annual effective tax rate to the year to date pre-tax book income and the effects of any discrete income tax items are recognized in the periods in which they occur. Effective April 1, 2023, the U.K. statutory tax rate increased from 19% to 25% and a weighted average of 23.5% will be applied for the full year 2023.

Our effective tax rate for the three months ended September 30, 2023 and 2022 was 117.6% and 88.2%, respectively. Our effective tax rate for the nine months ended September 30, 2023 and 2022 was 142.0% and 2.8%, respectively. Our year to date tax rate is higher due to our valuation allowance on restricted interest carryforwards and discrete items identified during the nine months ended September 30, 2023. The change in the effective tax rate in 2023 compared to 2022 primarily arises as a result of the deferred tax impact of the goodwill impairment in the prior year and the impact of the valuation allowance on restricted interest carryforwards and discrete items identified during the current year as noted above.

The difference between our effective tax rate and the U.K. statutory rate for the three and nine months ended September 30, 2023 was primarily the result of our valuation allowance on restricted interest carryforwards and items identified as discrete during the current year.

The difference between our effective tax rate and the U.K. statutory rate for the three and nine months ended September 30, 2022 was primarily the result of the non-deductible component of the goodwill impairment charge and changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards.

4. Goodwill

As a result of our change in segments during the year ended December 31, 2022, the prior period goodwill balances have been recast to reflect this change (See Note 1). Changes in the carrying amount of goodwill are as follows:

	Merchant Solutions	Digital Wallets	Total
Balance as of December 31, 2022	$637,446	$1,361,686	$1,999,132
Foreign exchange	—	(8,529)	(8,529)
Balance as of September 30, 2023	$637,446	$1,353,157	$1,990,603

	Merchant Solutions	Digital Wallets	Total
Balance as of December 31, 2021	$1,796,591	$1,853,446	$3,650,037
Additions during the period (1)	-	284,239	284,239
Purchase price accounting adjustments (2)	-	(2,350)	(2,350)
Impairment	(1,159,145)	(723,042)	(1,882,187)
Foreign exchange	-	(104,858)	(104,858)
Balance as of September 30, 2022	$637,446	$1,307,435	$1,944,881

(1)
Additions to goodwill within the Digital Wallet segment related to the acquisition of SafetyPay.
(2)
Purchase price adjustments relate to changes in estimates of certain assets or liabilities acquired in business combinations that were completed within one year prior to September 30, 2022.

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. No such events or circumstances were identified as of September 30, 2023. However, we have performed our annual goodwill impairment test as of October 1st, which did not result in impairment.

We performed our goodwill impairment test using a weighting of both market and income approaches. The market approach was based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and Amortization ("EBITDA") multiples. The income approach was based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long-term growth rates.

Selected multiples were determined based on guideline comparable companies’ and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. Failure to achieve the future cash flows, changes in key assumptions or further decline in the stock price may cause a future impairment of goodwill at the reporting unit level.

In the prior year, due to a sustained decline in stock price and market capitalization, as well as market and macroeconomic conditions, we concluded that an impairment indicator for goodwill was present in both segments as of September 30, 2022. Based on the goodwill impairment test performed, the Company recognized a goodwill impairment of $1,159,145 and $723,042 in the Merchant Solutions and Digital Wallets segments, respectively.

Accumulated impairment of goodwill as of both September 30, 2023 and December 31, 2022 was $1,882,187.

5. Intangible assets

The Company’s intangible assets consisted of the following:

Gross carrying value	September 30, 2023	December 31, 2022
Brands	$164,315	$165,283
Software development costs	845,655	787,492
Customer relationships	1,519,837	1,505,839
Computer software	37,532	38,857
Total	2,567,339	2,497,471

Accumulated amortization
Brands	94,758	83,317
Software development costs	542,457	472,791
Customer relationships	714,642	624,756
Computer software	26,860	25,149
Total	1,378,717	1,206,013
Intangible assets, net	$1,188,622	$1,291,458

Amortization expense on intangible assets for the three months ended September 30, 2023 and 2022, was $65,294 and $64,578, respectively. Amortization expense on intangible assets for the nine months ended September 30, 2023 and 2022 was $192,451 and $194,073, respectively. During the nine months ended September 30, 2023, we purchased multiple merchant portfolios for a purchase price of $27,407, including contingent consideration, which were accounted for as asset acquisitions. The remaining increase in gross intangible assets during the nine months ended September 30, 2023, relates to software development costs.

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. For the three and nine months ended September 30, 2023, $0 and $275 of impairment expense was recognized related to software development costs, respectively. For both the three and nine months ended September 30, 2022, $4,036 of impairment expense was recognized related to software development costs.

6. Allowance for credit losses

The Company has exposure to credit losses for financial assets, including settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the nine months ended September 30, 2023:

	Accounts receivable, net	Settlement receivables, net (2)	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance at December 31, 2022	10,558	5,398	12,066	28,022
Credit loss expense	11,553	3,631	(1,603)	13,581
Write-Offs	(16,654)	(3,785)	(50)	(20,489)
Other (1)	39	(118)	(90)	(169)
Balance at September 30, 2023	5,496	5,126	10,323	20,945

(1)
Other mainly relates to the impact of foreign exchange.
(2)
During the three and nine months ended September 30, 2023, recoveries / (losses) from freestanding credit enhancements related to Settlement receivables, net were $401 and ($276), respectively, which are recorded in "Selling, general and administrative" in the unaudited condensed consolidated statement of comprehensive income / (loss).

Credit loss expense for the three months ended September 30, 2023 and 2022 was $5,017 and $9,918, respectively and for the nine months ended September 30, 2023 and 2022 was $13,581 and $24,792, respectively. The decrease in credit loss expense was partially due to changes in merchant type as well as a certain credit loss recovery in the current year within the Merchant Solutions segment. Write-offs were $20,489 and $18,309 for the nine months ended September 30, 2023 and 2022, respectively. The increase in write-offs in the current period was due to an increase in write-off of aged receivables within the Merchant Solutions segment.

7. Derivative Instruments

In the prior year, the Company entered into a derivative financial instrument arrangement to manage its interest rate risk related to its variable rate Term Loan Facility. The Company’s derivative instrument consists of an interest rate swap, which mitigates the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. The interest rate swap is measured at fair value and not designated as a hedge for accounting purposes; as such, any fair value changes are recorded in “Other income, net” in the unaudited condensed consolidated statement of comprehensive income / (loss) in the respective period of the change.

As of September 30, 2023 and December 31, 2022, the Company’s interest rate swap had a notional amount of $321,168 and $367,490, respectively and fair value of $16,053 and $17,321, respectively, which was recorded as a “Derivative financial asset” in the unaudited condensed consolidated statements of financial position. The Company recognized a fair value (loss) / gain for the three months ended September 30, 2023 and 2022 of ($682) and $9,360, respectively, related to its interest rate contracts. The Company recognized a fair value (loss) / gain for the nine months ended September 30, 2023 and 2022 of ($1,268) and $18,148, respectively, related to its interest rate contracts. The interest rate swap matures on March 31, 2026. During the quarter ended September 30, 2023, the reference rate index for the Company’s derivative financial instrument converted from LIBOR to the term SOFR reference rate administered by CME Group Benchmark Administration Limited (“SOFR”).

For further information regarding the fair value of the derivative instruments see discussion in Note 11.

8. Debt

The Company's current facilities include the following:

(i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);

(ii) $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility);

(iii) €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility); and

(iv) $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the year. As of September 30, 2023 and December 31, 2022, $49,945 and $21,408, respectively, was outstanding on the Revolving Credit Facility.

On April 13, 2023, the Company entered into a debt amendment agreement to replace LIBOR with SOFR, following the Financial Conduct Authority's ("FCA") decision to phase out the use of LIBOR by June 30, 2023. The USD Term Loan Facility and USD Revolving Credit Facility previously bore interest at LIBOR plus margin. This contract modification qualifies for the relief provided in ASU 2021-01. The Company applied the optional expedient in the standard, accounting for the amendment as if the modification was not substantial and thus a continuation of the existing contract, with the change in rate accounted for prospectively.

Line of Credit

The Company has a Line of Credit of $75,000 which is restricted for use in funding settlements in the Merchant Solutions business and is secured against known transactions. As of both September 30, 2023 and December 31, 2022, the Company had an outstanding balance of $75,000.

The key terms of these facilities were as follows:

Facility	Currency	Interest Rate (1)	Effective Interest Rate (2)	Facility Maturity Date	Principal Outstanding at September 30, 2023 (Local Currency)	Principal Outstanding at September 30, 2023 (USD)
Term Loan Facility (3)	USD	USD SOFR + 0.11%(4) + 2.75% (0.5% floor)	8.3%	Jun-28	918,489	$918,489
Term Loan Facility (5)	EUR	EURIBOR + 3.00% (0% floor)	6.7%	Jun-28	658,993	696,683
Secured Loan Notes	EUR	3.00%	3.2%	Jun-29	421,362	445,461
Secured Loan Notes	USD	4.00%	4.2%	Jun-29	345,581	345,581
Revolving Credit Facility	USD	BASE + 0.10%(4) + 2.25% (0% floor)	7.7%	Dec-27	14,000	14,000
Revolving Credit Facility	EUR	BASE + 2.25% (0% floor)	6.0%	Dec-27	34,000	35,945
Line of Credit	USD	Term SOFR (6) + 2.70%	8.1%	Jun-25	75,000	75,000
Total Principal Outstanding						$2,531,159

(1)
For facilities which utilize the EURIBOR and SOFR rates, a rate floor of 0% and 0.5% applies, respectively.
(2)
The effective interest rate is as of September 30, 2023.
(3)
Represents Term Loan Facility (USD) and USD Incremental Term Loan as defined under the current facilities.
(4)
Represents a credit spread adjustment to reflect the historical difference between LIBOR and SOFR.
(5)
Represent Term Loan Facility (EUR) and EUR Incremental Term Loan as defined under the current facilities.
(6)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward-looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

	September 30, 2023	December 31, 2022
Principal Outstanding	$2,531,159	$2,658,023
Unamortized debt issuance cost	(16,471)	(14,564)
Total	2,514,688	2,643,459
Short-term debt	10,190	10,190
Non-current debt	$2,504,498	$2,633,269

For the three months ended September 30, 2023 and 2022, interest expense, including amortization of deferred debt issuance cost, was $38,421 and $34,631, respectively. For the nine months ended September 30, 2023 and 2022, interest expense, including amortization of deferred debt issuance cost, was $112,639 and $89,013, respectively. The Company also paid debt issuance costs of $6,261 during the nine months ended September 30, 2022, predominantly related to the USD Incremental Term Loan drawn down in connection with the SafetyPay acquisition.

Maturity requirements on debt as of September 30, 2023 by year are as follows:

Remainder 2023	$2,547
2024	10,190
2025	85,190
2026	10,190
2027	60,135
2028	1,571,865
2029 and thereafter	791,042
Total	$2,531,159

During the nine months ended September 30, 2023, the Company made mandatory principal payments of $7,642 under its Term Loan Facility. In addition, the Company repurchased $24,837 of Secured Loan Notes and $109,139 under the Term Loan Facility during the nine months ended September 30, 2023. This resulted in a gain on repurchase of $1,680 and $9,632, recognized within "Other income, net" within the unaudited condensed consolidated statements of comprehensive income / (loss) for the three and nine months ended September 30, 2023, respectively.

As of September 30, 2023, we have committed to future repurchases of $3,738, which have a face value of $4,080.

During the nine months ended September 30, 2022, the Company made principal payments of $17,076 under its Term Loan Facility, inclusive of voluntary prepayments of $9,434. In addition, the Company repurchased $41,117 of Secured Notes, resulting in a gain on repurchase of $6,760 and $9,752 recognized within "Other income, net" within the unaudited condensed consolidated statement of comprehensive income / (loss) for the three and nine months ended September 30, 2022, respectively.

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the debt agreement. The financial covenants under the facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months ("LTM") EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its covenants as of the date of issuance of these financial statements.

Letters of Credit

As of September 30, 2023 and December 31, 2022, the Company had issued approximately $120,292 and $121,960, letters of credit, respectively, for use in the ordinary course of business.

9. Contingent and deferred consideration payable

Contingent and deferred consideration payable is comprised of the following balances:

Balance at December 31, 2022	$27,146
Payments made during the period	(9,210)
Additions in the period	658
Fair value loss and other	423
Balance at September 30, 2023	$19,017
Current	$10,639
Non-current	$8,378

During the nine months ended September 30, 2023, the Company paid $9,210 of the contingent consideration payable related to a prior period acquisition. The contingent and deferred consideration of $19,017 is classified as a liability on the unaudited condensed consolidated statement of financial position, of which $8,378 is non-current. This contingent consideration arose as part of the consideration of merchant buyouts, as well as prior year acquisitions, and is payable in cash subject to the future financial performance of the acquisitions.

In the current year, an amendment was entered into related to the contingent consideration associated with a prior period acquisition. This amendment did not change the expected payments to be made in future periods and the remaining contingent consideration was accrued at the maximum amount as of September 30, 2023.

10. Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan ("2018 Plan") for which a majority of the shares vested upon completion of the Transaction and the 2021 Omnibus Incentive Plan ("2021 Plan"). The 2021 Plan serves as the successor to the 2018 Plan. The 2021 Plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. No additional awards are expected to be granted in the future under the 2018 Plan. Share based compensation expense recognized during the three months ended September 30, 2023 and 2022 under both plans was $4,938 and $13,542, respectively. Share based compensation expense recognized during the nine months ended September 30, 2023 and 2022 under both plans was $23,061 and $45,248, respectively. As of September 30, 2023, unrecognized stock-based compensation expense was $55,043.

2021 Omnibus Incentive Plan (“2021 Plan”)

There are 10,580,754 shares authorized for award under the 2021 Plan. Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one to three years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. We did not record compensation expense for certain PRSUs during the three and nine months ended September 30, 2023 as the performance criteria for such awards were not expected to be achieved and the ultimate vesting of the awards was not probable as of such date.

Certain PRSUs were granted in the prior year which were liability-classified share-based payment awards under ASC 718 as the value of the award was fixed and would be settled in a variable number of shares. These awards were settled during the nine months ending September 30, 2023 which resulted in conversion of the full liability to additional paid in capital in the unaudited condensed consolidated statement of shareholder's equity. This conversion of $6,276 represents a non-cash investing and financing activity within the unaudited condensed consolidated statement of cash flow.

The following table summarizes restricted stock unit activity during the nine months ended September 30, 2023.

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2022	2,859,385	45.95
Granted (1)	2,007,475	16.54
Vested (2)	(1,326,243)	32.91
Forfeited	(625,158)	43.60
Performance adjustments (3)	75,183	n/a
Nonvested as of September 30, 2023	2,990,642	$28.10

(1)
Represents RSUs and PRSUs granted based on performance target achievement of 100%.
(2)
Represents the number of shares vested and distributed during the period. The total grant date fair value of units vested was $43,983.
(3)
Represents the adjustment to the number of PRSUs distributed based on actual performance compared to target.

Stock options

There were no stock options granted during the three and nine months ended September 30, 2023. There are 166,666 stock options outstanding as of September 30, 2023 which were granted in the prior year, of which 55,554 are exercisable. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant. The options have a contractual ten-year life and vest annually in equal increments over three years.

Share based compensation liability (2018 Plan)

Certain employee equity-based awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco's shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and subsequently it will be remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of September 30, 2023 and December 31, 2022, the share-based compensation liability was $5,470 and $9,237, respectively, which is classified as a current or non-current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the redemption of shares. During the nine months ended September 30, 2023, the liability decreased by $3,707 related to the redemption of shares with the remainder of the decrease related to fair value gain. The redemption is recorded as a contribution from Topco in the unaudited condensed consolidated statement of shareholder's equity. This redemption represents a non-cash investing and financing activity within the unaudited condensed consolidated statement of cash flow.

Employee Share Purchase Plan

Beginning April 1, 2023, employees became eligible to contribute to the Company’s Employee Share Purchase Plan (the “Purchase Plan”). The Purchase Plan is not intended to be an employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended, nor qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Under the Purchase Plan, eligible employees may designate from one percent to fifteen percent of their compensation to be withheld for the purchase of PSFE shares on the open market at the market price of the shares at the end of each six-month offering period. The offering periods begin on April 1 and October 1 of each year. The Company grants each participating employee one restricted stock unit for each four PSFE shares that are purchased on the last day of the offering period (“Match RSU Award”).

The Match RSU Award cliff vests one year from the last day of the offering period, subject to the employee’s continued employment at the vesting date. The fair value of the Match RSU Award is recognized on a straight-line basis over the vesting period. The maximum number of shares of common stock authorized under this Plan for participant contributions and Match RSU Awards is 2,083,333.

Preference Shares

We have authorized 233,333,333 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

11. Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•
Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•
Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and
•
Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value as of September 30, 2023 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	-	16,053	-
	$—	16,053	$—
Financial liabilities measured at fair value:
Contingent consideration payable	-	-	19,017
Warrant liabilities (1)	2,264	-	-
Liability for share-based compensation (2)	-	-	5,470
	$2,264	$-	$24,487

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2022 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	-	17,321	-
	$—	17,321	$—
Financial liabilities measured at fair value:
Contingent consideration payable	-	-	27,146
Warrant liabilities (1)	3,094	-	-
Liability for share-based compensation (2)	-	-	16,342
	$3,094	$-	$43,488

(1)
The Warrants represent the right to purchase one share of the Company’s common shares at a price of $138.00 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption. As of September 30, 2023 and December 31, 2022, 53,900,329 and 53,900,725 warrants were outstanding, respectively, all of which were considered public warrants.
(2)
For the year ended December 31, 2022, the liability for share-based compensation relates to the share-based compensation awards modified in connection with the Transaction and certain performance awards to be issued in a variable number of shares. As of September 30, 2023, the remaining liability only relates to share-based compensation awards modified in connection with the Transaction as the performance awards were settled (Note 10).

There were no transfers between levels during the nine months ended September 30, 2023 and 2022. A reconciliation of the movements in level 3 financial instruments in the period are described in Note 9 and 10.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Discount rate of 7.5%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, prepaid expenses and other assets, accounts payable and accrued expenses, and liabilities to customers and merchants approximate fair value given the short-term nature of these items. At September 30, 2023, the carrying amount of our debt approximated fair value (a Level 2 measurement) based on market yields for similar debt facilities and observable trading data related to the Company’s debt securities.

12. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $2,200 as of September 30, 2023 and $10,300 as of December 31, 2022, related to certain litigation proceedings. The decrease in the provision is related to a settlement during the nine months ended September 30, 2023. This amount is presented within “Accounts payable and other liabilities” in the Company’s unaudited condensed consolidated statements of financial position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named additional defendants. In May 2022, the securities cases were consolidated into a single matter now captioned In Re: Paysafe Ltd. Securities Litigation.

The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company intends to vigorously defend against the foregoing complaints. At this time, the Company is unable to estimate the potential loss or range of loss, if any, associated with these lawsuits, which could be material.

In November 2020, we discovered that we were the target of a potential cyber security incident that involved an outside actor attempting to exploit a potential vulnerability residing in a web application used by part of our U.S. business. As a result of our investigation, we identified evidence of suspicious activity in the web application that potentially impacted approximately 91,000 merchants and agents. As of September 30, 2023, we believe we have identified and addressed any potentially impacted merchant or agent. A lawsuit was filed relating to this incident, and a preliminary settlement was reached with plaintiffs.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our Merchant Solutions segment, the Company is exposed to potential losses from merchant-related liabilities, including chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for current expected credit losses on financial guarantees as of September 30, 2023 and December 31, 2022 (See Note 6).

As of September 30, 2023, $24,400 of cash held in reserve at a partner bank for certain merchant chargebacks, fees and other liabilities is presented within "Prepaid expenses and other current assets" in the unaudited condensed consolidated statement of financial position. This cash is restricted from use until it is replaced with a letter of credit, or the related merchant agreement is terminated. This cash outflow is presented as an investing activity within the unaudited condensed consolidated statement of cash flows.

Contingencies

Following an internal review of the disclosures in our terms and conditions of foreign exchange rates in our Digital Wallets business for the period January 2018 to August 2022, and pursuant to discussions with our regulator that were initiated by us and concluded in September 2022, we agreed to provide payments to certain customers. There was no additional provision recorded for three and nine months ended September 30, 2023 and the remaining accrual at September 30, 2023 and December 31, 2022 was $3,342 and $18,502, respectively. The Company does not expect any additional liability or impact to our ongoing operating results in relation to this matter.

13. Other income, net

A summary of Other income, net is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Foreign exchange gain / (loss)	$4,460	$20,680	$(244)	$57,304
Fair value (loss) / gain on contingent consideration	(220)	147	(620)	(7,742)
Fair value (loss) / gain on derivative instruments	(682)	9,360	(1,268)	18,148
Fair value gain on warrant liability (1)	313	6,435	830	27,489
Gain on debt repurchases	1,680	6,760	9,632	9,752
Other, net (2)	4,110	(5,152)	11,254	(7,088)
Other income, net	$9,661	$38,230	$19,584	$97,863

(1)
The Company accounts for warrants as derivative liabilities. The warrants were initially recorded at fair value based on the public warrants listed trading price and are subsequently remeasured at the balance sheet date with the changes in fair value recognized in the unaudited condensed consolidated statement of comprehensive loss.
(2)
Mainly relates to payments and receipts on derivatives as well as certain banking fees.

14. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the CODM to make decisions about how to allocate resources and assess performance. In the prior year, we revised our reportable segments as a result of a change in our CODM and how our CODM regularly reviews financial information to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), and Chief Operating Officer (“COO”). Our new operating segments, which align with our reportable segments, are: Merchant Solutions, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Wallets, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the paysafecard and Paysafecash brands. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA. The prior year segment information has been recast to reflect this change.

The CODM evaluates performance and allocates resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and Corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended September 30, 2023:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Revenue from external customers	$213,106	$172,317	$—	$—	$385,423
Interest Revenue	449	10,538	—	—	10,987
Intersegment Revenue (2)	3,292	—	—	(3,292)	—
Total Revenue	$216,847	$182,855	$—	$(3,292)	$396,410
Adjusted EBITDA	$57,467	$79,930	$(21,321)		$116,076

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended September 30, 2022:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Revenue from external customers	$202,949	$161,594	$—	$—	$364,543
Interest Revenue	47	1,398	—	—	1,445
Intersegment Revenue (2)	737	—	—	(737)	—
Total Revenue	$203,733	$162,992	$—	$(737)	$365,988
Adjusted EBITDA	$45,631	$68,142	$(18,303)	$—	$95,470

The information below summarizes revenue and Adjusted EBITDA by segment for the nine months ended September 30, 2023:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Revenue from external customers	$642,001	$515,976	$—	$—	$1,157,977
Interest Revenue	1,214	27,406	—	—	28,620
Intersegment Revenue (2)	7,851	—	—	(7,851)	—
Total Revenue	$651,066	$543,382	$—	$(7,851)	$1,186,597
Adjusted EBITDA	$165,572	$236,350	$(65,000)		$336,922

The information below summarizes revenue and Adjusted EBITDA by segment for the nine months ended September 30, 2022:

	Merchant Solutions	Digital Wallets	Corporate (1)	Intersegment	Total
Revenue from external customers	$603,468	$506,984	$—	$—	$1,110,452
Interest Revenue	77	2,040	—	—	2,117
Intersegment Revenue (2)	5,303	—	—	(5,303)	—
Total Revenue	608,848	509,024	—	(5,303)	1,112,569
Adjusted EBITDA	$149,282	$212,286	$(59,178)	$—	$302,390

(1)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.
(2)
Intersegment revenue and related eliminations are primarily for processing of credit card transactions between segments.

A reconciliation of total segments Adjusted EBITDA to the Company’s income / (loss) before taxes is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Segments Adjusted EBITDA	137,397	113,773	401,922	361,568
Corporate costs	(21,321)	(18,303)	(65,000)	(59,178)
Depreciation and amortization	(67,074)	(66,088)	(197,046)	(199,096)
Share-based compensation	(4,938)	(13,542)	(23,061)	(45,248)
Restructuring and other costs	(835)	(6,443)	(4,165)	(60,636)
Impairment expense on goodwill and intangible assets	—	(4,036)	(275)	(1,886,223)
Other income, net	9,661	38,230	19,584	97,863
Loss on disposal of subsidiary and other assets, net	—	(699)	—	(1,359)
Interest expense, net	(38,421)	(34,631)	(112,639)	(89,013)
Income / (loss) before taxes	$14,469	$8,261	$19,320	$(1,881,322)

Geographic Information

The information below summarizes long-lived assets, net by geographic area:

	September 30, 2023	December 31, 2022
United States of America	17,766	10,774
United Kingdom	11,840	11,768
Canada	3,801	5,800
Bulgaria	4,862	8,109
Austria	3,943	7,354
All other countries (1)	1,824	3,651
Total long-lived assets, net	$44,036	$47,456

(1)
No single country included in the “All other countries” category comprised more than 10% of total long-lived assets.

15. Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

During the prior year, the Company entered into a lease with the affiliate of one of our directors. The balance of the right of use asset and lease liability as of September 30, 2023 was $3,009 and $3,416, respectively.

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K, with our audited consolidated financial statements and the notes thereto included in our report filed on Form 20-F on March 15, 2023 (the “2022 Annual Report”), and with the information under the heading “Item 5. Operating and Financial Review and Prospects” in our 2022 Annual Report.

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refers to Paysafe Limited. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified below and those identified in the section entitled “Item 3.D. Risk Factors” of our 2022 Annual Report.

• our ability to effectively compete in the large entertainment verticals;

• our ability to successfully acquire and integrate new operations;

• complex and changing regulatory requirements;

• our ability to maintain and develop relationships with banks, payment card networks and financial institutions;

• our ability to prevent and manage cybersecurity attacks;

• market and global conditions and economic factors beyond our control, including foreign currency risks, inflation and rising interest rates;

• significant competition and competitive pressures from other companies worldwide in the industries in which we operate;

• our ability to raise financing in the future;

• our substantial level of indebtedness and

• litigation and the ability to adequately protect our intellectual property rights.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Our Company

Paysafe is a leading, global pioneer in digital commerce with $35 billion and $104 billion in volume processed during the three and nine months ended September 30, 2023 and $32 billion and $97 billion processed during the three and nine months ended September 30, 2022. Paysafe generated $396,410 and $365,988 in revenue for the three months ended September 30, 2023 and 2022 and $1,186,597 and $1,112,569 in revenue for the nine months ended September 30, 2023 and 2022. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower millions of active users in more than 120 countries to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide Digital Wallets solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as Merchant Solutions for small and mid-sized businesses ("SMBs") and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who builds and develops relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as independent software vendors ("ISVs") and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital and point of sale commerce solutions to different end markets: our Merchant Solutions Segment and our Digital Wallets Segment.

In the fourth quarter of 2022, we revised our reportable segments, which are the same as our operating segments. The prior-year information has been recast to reflect this change. Refer to Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the unaudited condensed consolidated financial statements elsewhere in this Report for further information.

Merchant Solutions: Merchant Solutions is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Wallets: Our Digital Wallets is marketed under multiple brand names including the NETELLER, Skrill, paysafecard, Paysafecash, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The paysafecard and Paysafecash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2022 Annual Report.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending. This includes the impact of acts of war and terrorism, such as the military hostilities commenced in Ukraine during the first quarter of 2022. Operations within Russia and Ukraine represented approximately 1% of our revenues in the prior year and were predominantly within the Digital Wallets segment. For the three and nine months ended September 30, 2022, we did experience a decline in revenues from the impact of war-regions on the Digital Wallets segment. While acts of war and terrorism continue, there have been no material impacts on our operations during the three and nine months ended September 30, 2023, although a change in circumstance could affect our results of operations in future periods. The conflict in Israel is not expected to have a significant impact on our operations.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our unaudited condensed consolidated statements of comprehensive income / (loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the three and nine months ended September 30, 2023, our Digital Wallets segment continues to be impacted by unfavorable foreign exchange. On a net basis, foreign exchange gains on external debt offset operational foreign exchange losses.

Recent Company Initiatives and Events

Recent events

On February 9, 2023, the Company announced that Chirag Patel was stepping down as President of Digital Wallets.

On April 13, 2023, following the Financial Conduct Authority (“FCA”) decision to phase out the use of LIBOR by September 30, 2023, the Company entered into an amendment agreement to replace LIBOR with the term SOFR reference rate administered by CME Group Benchmark Administration Limited (“SOFR”).

On June 15, 2023, the Company announced that Afshin Yazdian was stepping down as President of Merchant Solutions, effective July 1, 2023.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For Merchant Solutions: Credit card and debit card transactions
•
For Digital Wallets: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard payments, and vouchers redeemed on merchant websites

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended September 30, 2023 and 2022:

	For the three months ended September 30, 2023
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$29,644	$5,645	$(187)	$35,102
Take Rate	0.7%	3.2%	1.8%	1.1%

	For the three months ended September 30, 2022
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$27,826	$4,786	$(117)	$32,495
Take Rate	0.7%	3.4%	0.6%	1.1%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$1,818	$859	$(70)	$2,607
Take Rate	0.0%	(0.2)%	1.2%	0.0%

(1)
Volumes for the three months ended September 30, 2023 and 2022 exclude embedded finance related volumes of $3.9 billion and $10.4 billion, respectively

The following table sets forth our gross dollar volume and take rate for the nine months ended September 30, 2023 and 2022:

	For the nine months ended September 30, 2023
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	88,516	16,482	(605)	104,393
Take Rate	0.7%	3.3%	1.3%	1.1%

	For the nine months ended September 30, 2022
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$82,080	$15,325	$(380)	$97,025
Take Rate	0.7%	3.3%	1.4%	1.1%

	Increase / (Decrease)
(U.S. dollars in millions)	Merchant Solutions	Digital Wallets	Intersegment	Total
Gross dollar volume (1)	$6,436	$1,157	$(225)	$7,368
Take Rate	0.0%	0.0%	(0.1)%	0.0%

(1)
Volumes for the nine months ended September 30, 2023 and 2022 exclude embedded finance related volumes of $20.3 billion and $28.3 billion, respectively

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and is an accurate indicator of the performance of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for the corresponding GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure and a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Adjusted EBITDA reported for our segments is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•
It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
It does not reflect changes in, or cash requirements for, our working capital needs;
•
It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•
It does not reflect income tax payments we are required to make;
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•
Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended September 30, 2023 compared to three months ended September 30, 2022

The following table sets forth our results of operations for the three months ended September 30, 2023 and 2022:

	For the three months ended September 30,		Variance (1)
(U.S. dollars in thousands)	2023	2022	$	%
Revenue	$396,410	$365,988	30,422	8.3%
Cost of services (excluding depreciation and amortization)	164,077	151,810	12,267	8.1%
Selling, general and administrative	121,195	132,250	(11,055)	(8.4)%
Depreciation and amortization	67,074	66,088	986	1.5%
Impairment expense on goodwill and intangible assets	-	4,036	(4,036)	n/m
Restructuring and other costs	835	6,443	(5,608)	(87.0)%
Loss on disposal of subsidiaries and other assets, net	-	699	(699)	n/m
Operating income / (loss)	43,229	4,662	38,567	827.3%
Other income, net	9,661	38,230	(28,569)	(74.7)%
Interest expense, net	(38,421)	(34,631)	(3,790)	10.9%
Income before taxes	14,469	8,261	6,208	75.1%
Income tax expense	17,018	7,283	9,735	133.7%
Net (loss) / income	$(2,549)	$978	(3,527)	(360.6)%

(1)
n/m - not a meaningful percentage

Revenue

Revenue increased $30,422, or 8.3%, to $396,410 for the three months ended September 30, 2023 from $365,988 for the three months ended September 30, 2022. This increase is largely attributable to an increase of $13,114, or 6.4% in our Merchant Solutions segment mainly due to higher volumes and a $19,863, or 12.2% increase in our Digital Wallets segment primarily due to growth initiatives, favorable foreign exchange and higher interest income.

For further detail on our segments, see “Analysis by Segment” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $12,267, or 8.1%, to $164,077 for the three months ended September 30, 2023 from $151,810 for the three months ended September 30, 2022. The increase is largely attributable to an increase of $10,061 in our Merchant Solutions segments due to higher volumes, and an increase in our Digital Wallets segment of $4,761 mainly due to growth in revenue.

Selling, general and administrative

Selling, general and administrative expenses decreased $11,055, or 8.4%, to $121,195 for the three months ended September 30, 2023 from $132,250 for the three months ended September 30, 2022. This movement is primarily driven by a decrease in share-based compensation expense of $8,604 which was largely driven by forfeitures and performance adjustments during the three months ended September 30, 2023. This decrease was partly offset by increase in personnel costs relating to performance compensation as well as higher severance costs, and an increase in marketing costs relating to revenue generating initiatives and lower credit losses.

Depreciation and amortization

Depreciation and amortization increased $986, or 1.5%, to $67,074 for the three months ended September 30, 2023 from $66,088 for the three months ended September 30, 2022. This was mainly driven by certain intangible assets that became fully amortized subsequent to September 30, 2022, partially offset by amortization related to new intangible assets.

Impairment expense on intangible assets and goodwill

Impairment expense on intangible assets and goodwill decreased by $4,036, with no impairment expense recorded for the three months ended September 30, 2023 compared to $4,036 for the three months ended September 30, 2022. The impairment expense for the three months ended September 30, 2022 was related to software development costs in the Merchant Solutions segment.

Restructuring and other costs

Restructuring and other costs decreased $5,608, or 87.0%, to $835 for the three months ended September 30, 2023 from $6,443 for the three months ended September 30, 2022. The decrease was primarily driven by higher spend on restructuring initiatives in the prior year.

Other income, net

Other income, net decreased $28,569, or 74.7%, to $9,661 for the three months ended September 30, 2023 from $38,230 for the three months ended September 30, 2022. The decrease was primarily driven by a foreign exchange gain of $4,460 for the three months ended September 30, 2023 compared to $20,680 for the three months ended September 30, 2022. In addition, the fair value gain on warrant liabilities decreased to $313 compared to $6,435 in the prior year and gain on debt repurchases decreased to $1,680 compared to $6,760 in the prior year.

Interest expense, net

Interest expense, net increased by $3,790, or 10.9%, to $38,421 for the three months ended September 30, 2023 from $34,631 for the three months ended September 30, 2022. The increase in interest expense, net was due to an increase in variable interest rates on the Term Loan facilities, partially offset by loan note repurchases that occurred subsequent to September 30, 2022.

Income tax expense / benefit

Income tax expense increased by $9,735 to $17,018 for the three months ended September 30, 2023 compared to income tax expense of $7,283 for the three months ended September 30, 2022. Effective April 1, 2023, the U.K. statutory tax rate increased from 19% to 25% and a weighted average of 23.5% has been applied for the full year 2023. The effective tax rate for the three months ended September 30, 2023 was 117.6% and is higher than the statutory rate due to the impact of the valuation allowance on restricted interest carryforwards and items identified as discrete during the three months ended September 30, 2023. The effective tax rate was 88.2% for the three months ended September 30, 2022. The change in the effective tax rate in 2023 compared to 2022 primarily arises as a result of discrete items identified during the current quarter as noted above.

Net loss

Net loss increased by $3,527, to $2,549 for the three months ended September 30, 2023 from net income of $978 for the three months ended September 30, 2022. The increase in net loss was largely driven by the increase in tax expense and decrease in other income, net as described above. This was partially offset by an increase in operating income.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $20,606, or 21.6%, to $116,076 for the three months ended September 30, 2023 from $95,470 for the three months ended September 30, 2022. This increase was primarily driven by increased revenue of $30,422, offset by increased cost of services of $12,267 as described above, as well as a reduction in selling, general and administrative expense.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the three months ended September 30, 2023 and 2022:

	For the three months ended September 30,
(U.S. dollars in thousands)	2023	2022
Net (loss) / income	$(2,549)	$978
Income tax expense	17,018	7,283
Interest expense, net	38,421	34,631
Depreciation and amortization	67,074	66,088
Share-based compensation	4,938	13,542
Impairment expense on goodwill and intangible assets	—	4,036
Restructuring and other costs (1)	835	6,443
Loss on disposal of subsidiaries and other assets, net	—	699
Other income, net (2)	(9,661)	(38,230)
Adjusted EBITDA	$116,076	$95,470

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity and restructuring costs. For the three months ended September 30, 2023, restructuring amounted to $638 and other costs were $197. For the three months ended September 30, 2022, restructuring costs were $5,530, and other costs were $913 which primarily consisted of acquisition, integration and disposal costs.

(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses, gains on debt repurchases, fair value movement in contingent consideration, fair value movement in derivative instruments and fair value movement in warrant liabilities. For the three months ended September 30, 2023, other income, net includes gain on foreign exchange of $4,460 and fair value loss on contingent consideration of $220. This was offset by fair value gain on warrant liabilities of $313, fair value loss on derivative instruments of $682, gains on debt repurchases of $1,680 and other gains of $4,110. For the three months ended September 30, 2022, other income, net includes gain on foreign exchange of $20,680, fair value gain on contingent consideration of $147, fair value gain on derivative instruments of $9,360, fair value gain on warrant liabilities of $6,435, and gain on debt repurchases of $6,760. This was partially offset by other losses of $5,152.

Nine months ended September 30, 2023 compared to nine months ended September 30, 2022

The following table sets forth our results of operations for the nine months ended September 30, 2023 and 2022:

	For the nine months ended September 30,		Variance (1)
(U.S. dollars in thousands)	2023	2022	$	%
Revenue	$1,186,597	$1,112,569	74,028	6.7%
Cost of services (excluding depreciation and amortization)	489,630	457,900	31,730	6.9%
Selling, general and administrative	383,106	397,527	(14,421)	(3.6)%
Depreciation and amortization	197,046	199,096	(2,050)	(1.0)%
Impairment expense on intangible assets	275	1,886,223	(1,885,948)	(100.0)%
Restructuring and other costs	4,165	60,636	(56,471)	(93.1)%
Loss on disposal of subsidiaries and other assets, net	-	1,359	(1,359)	n/m
Operating income / (loss)	112,375	(1,890,172)	2,002,547	(105.9)%
Other income, net	19,584	97,863	(78,279)	(80.0)%
Interest expense, net	(112,639)	(89,013)	(23,626)	26.5%
Income / (loss) before taxes	19,320	(1,881,322)	1,900,642	(101.0)%
Income tax expense / (benefit)	27,442	(52,749)	80,191	n/m
Net loss	$(8,122)	$(1,828,573)	1,820,451	(99.6)%
Less: net income attributable to non controlling interest	—	371	(371)	n/m
Net loss attributable to the Company	$(8,122)	$(1,828,944)	1,820,822	(99.6)%
(1)
n/m - not a meaningful percentage

Revenue

Revenue increased $74,028 or 6.7%, to $1,186,597 for the nine months ended September 30, 2023 from $1,112,569 for the nine months ended September 30, 2022. This increase is largely attributable to an increase of $42,218, or 6.9% in our Merchant Solutions segment mainly due to higher volumes and a $34,358, or 6.7% increase in our Digital Wallets segment primarily due to higher interest income and growth initiatives.

For further detail on our segments, see “Analysis by Segment” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $31,730, or 6.9%, to $489,630 for the nine months ended September 30, 2023 from $457,900 for the nine months ended September 30, 2022. The increase is largely attributable to an increase of $36,143 in our Merchant Solutions segments due to higher volumes, offset by a decrease in our Digital Wallets segment of $1,865 mainly due to growth in higher margin verticals.

Selling, general and administrative

Selling, general and administrative expenses decreased $14,421, or 3.6%, to $383,106 for the nine months ended September 30, 2023 from $397,527 for the nine months ended September 30, 2022. This movement is primarily driven by a decrease in share-based compensation expense of $22,187 which was largely driven by forfeitures during the nine months ended September 30, 2023, reduced expense associated with performance awards and non-recurring and immediately vesting awards during the nine months ended September 30, 2022. This decrease was partly offset by an increase in personnel costs primarily relating to performance compensation as well as higher severance costs.

Depreciation and amortization

Depreciation and amortization decreased $2,050, or 1.0%, to $197,046 for the nine months ended September 30, 2023 from $199,096 for the nine months ended September 30, 2022. This was mainly driven by certain intangible assets that became fully amortized subsequent to September 30, 2022, partially offset by amortization related to new intangible assets.

Impairment expense on intangible assets and goodwill

Impairment expense on intangible assets and goodwill decreased by $1,885,948, to $275 for the nine months ended September 30, 2023 from $1,886,223 for the nine months ended September 30, 2022. Due to a sustained decline in stock price and market capitalization, as well as market and macroeconomic conditions, we concluded that an impairment indicator for goodwill was present in both the Merchant Solutions and Digital Wallets segments in the prior year. Based on the analysis performed, goodwill impairment expense was recognized in both segments. No such impairment indicators were identified as of September 30, 2023. We did, however, complete our annual goodwill valuation test as of October 1, 2023 which did not result in an impairment.

Restructuring and other costs

Restructuring and other costs decreased $56,471, or 93.1%, to $4,165 for the nine months ended September 30, 2023 from $60,636 for the nine months ended September 30, 2022. The decrease was primarily driven by the $33,603 provision for customer payments recorded during the nine months ended September 30, 2022 as well as acquisition costs related to the SafetyPay acquisition and higher restructuring spend during the nine months ended September 30, 2022.

Other income, net

Other income, net decreased $78,279, or 80.0%, to $19,584 for the nine months ended September 30, 2023 from $97,863 for the nine months ended September 30, 2022. The decrease was primarily driven by a decrease in the fair value gain on the Company’s warrant liabilities to $830 compared to $27,489 in the prior year and a foreign exchange loss of $244 compared to a foreign exchange gain of $57,304.

Interest expense, net

Interest expense, net increased by $23,626, or 26.5%, to $112,639 for the nine months ended September 30, 2023 from $89,013 for the nine months ended September 30, 2022. The increase in interest expense, net was due to an increase in variable interest rates on the Term Loan facilities, partially offset by loan note repurchases that occurred subsequent to September 30, 2022.

Income tax expense / benefit

Income tax expense was $27,442 for the nine months ended September 30, 2023 compared to an income tax benefit of $52,749 for the nine months ended September 30, 2022. Effective April 1, 2023, the U.K. statutory tax rate increased from 19% to 25% and a weighted average of 23.5% has been applied for the full year 2023. The effective tax rate for the nine months ended September 30, 2023 was 142.0% and is higher than the statutory rate due to our valuation allowance on restricted interest carryforwards and items identified as discrete during the nine months ended September 30, 2023. The effective tax rate for the nine months ended September 30, 2022 was 2.8%. The change in the effective tax rate in 2023 compared to 2022 primarily arises as a result of the deferred tax impact of the goodwill impairment in the prior year and discrete items identified during the current quarter as noted above.

Net loss

Net loss decreased by $1,820,451, to $8,122 for the nine months ended September 30, 2023 from $1,828,573 for the nine months ended September 30, 2022. The decrease in net loss was largely driven by the goodwill impairment expense in the prior period as described above, as well as a decrease in restructuring and other costs offset by a decrease in other income, net.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company increased $34,532, or 11.4%, to 336,922 for the nine months ended September 30, 2023 from $302,390 for the nine months ended September 30, 2022. This increase was primarily driven by increased revenue of $74,028, offset by increased cost of services of $31,730 as described above.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the nine months ended September 30, 2023 and 2022:

	For the nine months ended September 30,
(U.S. dollars in thousands)	2023	2022
Net loss	$(8,122)	$(1,828,573)
Income tax expense / (benefit)	27,442	(52,749)
Interest expense, net	112,639	89,013
Depreciation and amortization	197,046	199,096
Share-based compensation	23,061	45,248
Impairment expense on goodwill and intangible assets	275	1,886,223
Restructuring and other costs (1)	4,165	60,636
Loss on disposal of subsidiaries and other assets, net	—	1,359
Other income, net (2)	(19,584)	(97,863)
Adjusted EBITDA	$336,922	$302,390

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company’s merger and acquisition activity and restructuring costs. For the nine months ended September 30, 2023, restructuring amounted to $1,415 and other costs of $2,750 primarily consisted of legal costs. For the nine months ended September 30, 2022, restructuring costs were $11,536, inclusive of CEO severance costs, and other costs were $49,100 which primarily consisted of a $33,603 provision recorded during the nine months ended September 30, 2022 related to customer payments.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses, gains on debt repurchases, fair value movement in contingent consideration, fair value movement in derivative instruments and fair value movement in warrant liabilities. For the nine months ended September 30, 2023, other income, net includes loss on foreign exchange of $244 and fair value loss on contingent consideration of $620. This was offset by fair value gain on warrant liabilities of $830, fair value loss on derivative instruments of $1,268, gains on debt repurchases of $9,632 and other gains of $11,254. For the nine months ended September 30, 2022, other income, net includes gain on foreign exchange of $57,304, fair value gain on derivative instruments of $18,148, fair value gain on warrant liabilities of $27,489 and gain on debt repurchases of $9,752. This was partially offset by fair value loss on contingent consideration of $7,742 together with other losses of $7,088.

Analysis by Segment

We operate in two operating segments: Merchant Solutions and Digital Wallets. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs.

The Company allocates shared costs to the two segments and Corporate. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount and revenue.

Three months ended September 30, 2023 compared to three months ended September 30, 2022

Our results by operating segment for the three months ended September 30, 2023 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total (1)
Revenue	216,847	182,855	—	(3,292)	396,410
Adjusted EBITDA	57,467	79,930	(21,321)	—	116,076

Our results by operating segment for the three months ended September 30, 2022 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total (1)
Revenue	203,733	162,992	—	(737)	365,988
Adjusted EBITDA	45,631	68,142	(18,303)	—	95,470

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total (1)
Revenue	13,114	19,863	—	(2,555)	30,422
Adjusted EBITDA	11,836	11,788	(3,018)	—	20,606

(1)
For a reconciliation of the Company’s total net loss to total Adjusted EBITDA for the period presented, see “Results of Operations”.
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Merchant Solutions

Revenue increased by $13,114, or 6.4%, to $216,847 for the three months ended September 30, 2023 from $203,733 for the three months ended September 30, 2022. This increase was due to higher volumes.

Adjusted EBITDA increased by $11,836, or 25.9%, to $57,467 for the three months ended September 30, 2023 from $45,631 for the three months ended September 30, 2022. This increase was due to an increase in revenue as noted above, as well as a decrease in credit losses. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $10,061, or 9.5%, largely due to higher volumes.

Digital Wallets

Revenue increased by $19,863, or 12.2%, to $182,855 for the three months ended September 30, 2023 from $162,992 for the three months ended September 30, 2022. This increase was primarily due to growth initiatives, favorable foreign exchange and higher interest income.

Adjusted EBITDA increased by $11,788, or 17.3%, to $79,930 for the three months ended September 30, 2023 from $68,142 for the three months ended September 30, 2022. This increase was largely due to increased revenues as noted above. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $4,761, or 10.3%, largely due to increased personnel cost and credit losses.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased by $3,018, or 16.5% to a loss of $21,321 for the three months ended September 30, 2023 from a loss of $18,303 for the three months ended September 30, 2022. The decrease in Adjusted EBITDA was primarily driven by increased legal and professional fees.

Nine months ended September 30, 2023 compared to nine months ended September 30, 2022:

Our results by operating segment for the nine months ended September 30, 2023 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total (1)
Revenue	651,066	543,382	—	(7,851)	1,186,597
Adjusted EBITDA	165,572	236,350	(65,000)	—	336,922

Our results by operating segment for the nine months ended September 30, 2022 comprised of the following:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total (1)
Revenue	608,848	509,024	—	(5,303)	1,112,569
Adjusted EBITDA	149,282	212,286	(59,178)	—	302,390

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	Merchant Solutions	Digital Wallets	Corporate (2)	Intersegment	Total (1)
Revenue	42,218	34,358	—	(2,548)	74,028
Adjusted EBITDA	16,290	24,064	(5,822)	—	34,532

(1)
For a reconciliation of the Company’s total net loss to total Adjusted EBITDA for the period presented, see “Results of Operations”.
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

Merchant Solutions

Revenue increased by $42,218, or 6.9%, to $651,066 for the nine months ended September 30, 2023 from $608,848 for the nine months ended September 30, 2022. This increase was due to higher volumes.

Adjusted EBITDA increased by $16,290, or 10.9%, to $165,572 for the nine months ended September 30, 2023 from $149,282 for the nine months ended September 30, 2022. This increase was due to an increase in revenue as noted above, as well as a decrease in credit losses and personnel costs. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $36,143, or 11.7%, largely due to higher volumes.

Digital Wallets

Revenue increased by $34,358, or 6.7%, to $543,382 for the nine months ended September 30, 2023 from $509,024 for the nine months ended September 30, 2022. This increase was primarily due to higher interest income and growth initiatives.

Adjusted EBITDA increased by $24,064, or 11.3%, to $236,350 for the nine months ended September 30, 2023 from $212,286 for the nine months ended September 30, 2022. This increase was largely due to increased revenues as noted above, along with a reduction in cost of services (excluding depreciation and amortization) of $1,865, or 1.2%, largely due to growth in higher margin verticals. This is partially offset by higher personnel and technology costs.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased $5,822, or 9.8% to a loss of $65,000 for the nine months ended September 30, 2023 from a loss of $59,178 for the nine months ended September 30, 2022. This reduced Adjusted EBITDA was primarily driven by an increase in personnel costs primarily relating to performance compensation.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our gaming operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Wallets businesses experience increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as interest revenue. The Company actively manages interest rate risk through the use of interest rate swaps. Interest rate swaps convert floating rates to fixed rates.

As of September 30, 2023, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $16.2 million unfavorable impact and a decrease of 100 basis points would result in a $16.2 million favorable impact on annualized net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2022, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $17.4 million unfavorable impact and a decrease of 100 basis points would result in a $17.4 million favorable impact on net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on SOFR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Canadian Dollar, Norwegian Krone, Swiss Franc, Swedish Krona and Polish Zloty. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Great British Pounds, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of September 30, 2023, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $2.1 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect. As noted above, the unfavorable impact of foreign exchange rates was a contributing factor to the decline in revenues for the Digital Wallets segment during the nine months ended September 30, 2023.

As of December 31, 2022, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $2.5 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Company's Treasury function with oversight from the Company Safeguarding and Treasury Committee.

Settlement receivables primarily relate to receivables from third party payment institutions, as well as receivables from distribution partners arising in our Digital Wallets business. These receivables are closely monitored on an ongoing basis. The Digital Wallets business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Company to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Company's exposure to concentration risk. Through the Company's global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of September 30, 2023 was $49,945. As of December 31, 2022 we had drawn down $21,408 on our revolving credit facility.

As of September 30, 2023, and December 31, 2022, the total principal amount of our external borrowings was $2,531,159 and $2,658,023, respectively. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the nine months ended September 30, 2023 and as of December 31, 2022.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of September 30, 2023, and December 31, 2022, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of September 30, 2023 and December 31, 2022, we had $226,451 and $260,219 in cash and cash equivalents, respectively. Furthermore, we had $255,055 and $283,592 available under our Revolving Credit Facility as of September 30, 2023 and December 31, 2022, respectively.

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Share Repurchase Program

In November 2023, our Board approved a share repurchase program (the “Share Repurchase Program”), authorizing us to repurchase up to $50 million of our common shares. We expect to fund future repurchases, if any, through a combination of cash on hand, cash generated by operations and future financing transactions, if appropriate. Accordingly, our Share Repurchase Program is subject to us having available cash to fund repurchases. Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors.

Debt

For further discussion regarding our debt facilities, refer to Note 8, Debt, within the financial statements included elsewhere in this Report.

As market conditions warrant, we and/or certain equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	For the nine months ended September 30,
(U.S. dollars in thousands)	2023	2022
Net cash flows (used in) / provided by operating activities	$(355,368)	$1,373,219
Net cash flows used in investing activities	(125,561)	(533,588)
Net cash flows used in financing activities	(120,344)	(91,604)
Effect of foreign exchange rate changes	(7,809)	(284,334)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash	$(609,082)	$463,693

Comparison of Cash Flows

The Company’s regulatory obligations include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded in customer accounts and other restricted cash in our unaudited condensed consolidated statements of financial position. The Company includes customer accounts and other restricted cash in the cash and cash equivalents balance reported in the unaudited condensed consolidated statements of cash flows.

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share-based compensation expense; other (expense)/income, net; impairment expense on goodwill and intangible assets; provision for doubtful accounts and other; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net, prepaid expenses, other current assets, settlement receivables, net, accounts payable, other liabilities, funds payable and amounts due to customers, and income tax payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net, settlement receivables, net, and funds payable and amounts due to customers.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our unaudited condensed consolidated statements of financial position, in customer accounts and other restricted cash which is presented as part of cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statements of cash flows. As such, movements in customer accounts and other restricted cash are not presented as part of movements in working capital as described above.

The Company also has a corresponding liability to its customers recognized in our unaudited condensed consolidated statements of financial position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the Group’s settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented as part of movements in working capital as described above.

The amounts of these balances in our unaudited condensed consolidated statements of financial position as of September 30, 2023, and 2022 are summarized in the table below.

	For the nine months ended September 30,
(U.S. dollars in thousands)	2023	2022
Customer accounts and other restricted cash	1,291,662	2,215,220
Settlement receivables, net of allowances for doubtful accounts	140,273	143,241
Funds payable and amounts due to customers	1,464,102	2,357,433

Net cash flows used in operating activities increased by $1,728,587 to an outflow of $355,368 for the nine months ended September 30, 2023 from an inflow of $1,373,219 for the nine months ended September 30, 2022. The key reason for the decrease is due to the cash outflow from the movement in funds payable and amounts due to customers, offset by a cash inflow from the movement in settlement receivables, net. As noted above, the corresponding amounts that have been received in respect of this liability are largely included in customer accounts and other restricted cash, which are not presented within net cash flows provided by operating activities.

For the nine months ended September 30, 2023 net cash flows used in operating activities of $355,368 primarily consists of a net loss of $8,122, adjusted for non-cash items of $248,849, largely driven by depreciation and amortization of $197,046, share-based compensation of $23,061 and deferred tax expense of $17,453, offset by other income, net. Cash outflows of $596,095 used in movements in working capital, mainly included funds payable and amounts due to customers of $529,888.

For the nine months ended September 30, 2022 net cash flows provided by operating activities of $1,373,219 primarily consists of a net loss of $1,828,573 adjusted for non-cash items of $2,033,573, largely driven by impairment expense on goodwill and intangible assets of $1,886,223, depreciation and amortization of $199,096, and share-based compensation of $45,248, offset by other income, net and deferred tax benefit. Cash inflows of $1,168,219 used in movements in working capital, mainly included inflows from funds payable and amounts due to customers of $1,210,744.

Investing Activities

Net cash used in investing activities decreased $408,027 to $125,561 for the nine months ended September 30, 2023 from $533,588 for the nine months ended September 30, 2022. This decrease is primarily attributed to the net cash outflow on acquisition of businesses of $424,722 relating to the acquisition of SafetyPay during the nine months ended September 30, 2022. This was offset by cash outflows of $24,400 for the nine months ended September 30, 2023 related to cash transferred to a partner bank to be held in reserve for certain merchant chargebacks, fees and other liabilities.

Financing Activities

Net cash used in financing activities increased $28,740 to $120,344 for the nine months ended September 30, 2023 from $91,604 for the nine months ended September 30, 2022. This increase primarily resulted from the repurchase of borrowings of $124,344 during the nine months ended September 30, 2023, partially offset by an increase in borrowings on the revolving credit facility. Borrowings and repayments on all facilities were $765,138 and $743,592, respectively, for the nine months ended September 30, 2023 and $657,846 and $696,272, respectively for the nine months ended September 30, 2022.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements included elsewhere in this Report.